For:                      B + H Ocean Carriers Ltd

From:                      Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside St
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B + H OCEAN CARRIERS LTD. ANNOUNCES UNAUDITED FINANCIAL AND OPERATING RESULTS FOR SIX-MONTH PERIOD ENDED JUNE 30, 2011

NEW YORK, NEW YORK, July 19, 2011.... B + H Ocean Carriers Ltd, (NYSE AMEX: BHO) The Company today reported unaudited net income of $1.4 million or $0.24 per share, basic and diluted, for the six-month period ended June 30, 2011, as compared to unaudited net income of $4.8 million, or $0.86 per share, basic and diluted, for the six-month period ended June 30, 2010. EBITDA for the six-month period ended June 30, 2011 was $9.3 million as compared to $15.2 million for the comparable period of 2010. Basic earnings per share calculations are based on weighted average shares outstanding of 5,555,426 for the six-month periods ended June 30, 2011 and 2010. There were no dilutive securities at either June 30, 2010 or June 30, 2011.

Included in the results for the six months ended June 30, 2011 are net gains of approximately $5.4 million, or $0.97 per share, from the sale of M/T SAGAMORE in January 2011.

Summary of Selected Financial Data

Consolidated Statement of Operations	Six Months Ended June 30,
	2011	2010
	(unaudited)	(unaudited)

Voyage revenue and other operating income	$20,467,902	$26,915,161
Voyage expenses	(5,704,396)	(1,204,668)
Vessel operating expense	(9,082,149)	(8,801,261)
General and administrative expenses	(1,742,423)	(2,287,993)
Gain on sale of vessels	5,383,196
Depreciation & Impairment	(5,952,100)	(9,202,470)
Operating income (loss)	3,370,030	5,418,769

Interest expense, net	(2,017,562)	(2,671,967)
Income from investment	(68,272)	626,949
Other financial income	75,110	1,421,519
Total other expenses	(2,010,724)	(623,499)
Net income (loss)	$1,359,306	$4,795,270

Earnings /(loss) per common share, basic and diluted	$0.24	$0.86

Weighted average number of shares, basic and diluted	5,555,426	5,555,426

Selected Balance Sheet Data (at period end):	June 30, 2011	December 31, 2010
	(unaudited)	(audited)
Total assets	149,411,649	164,389,583
Total liabilities	68,283,272	84,983,168
Total shareholders' equity	81,128,377	79,406,415

The Company stated that the first six months of this year had been particularly difficult on revenues because of the need to reposition three of its combination carriers from China to the Atlantic, upon their re-delivery from multi-year period time charters.  These three vessels had each been earning $24,400 per day on the time charters.  The Company added that because of the prevailing imbalance of trade and vessels globally, while repositioning these three vessels operated for an aggregate of 263 days earning an average daily time charter equivalent rate of $2,512.  The Company further noted that these vessels have been obtaining significantly higher earnings since they arrived in the Atlantic and commenced wet and dry cargo combination trading.

About the Company

B + H Ocean Carriers Ltd is a international shipowning and operating company with a fleet of five product-suitable Panamax combination carriers capable of transporting both wet and dry bulk cargoes and a 50% interest in an additional combination carrier.

The Company provides EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company.  EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and other non-cash gains and losses.   Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees.  EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s 2009 Annual Report on Form 20-F and previous announcements, access the Company’s website at www.bhocean.com

Company contact:     John Lefrere
                                  Tel:  +1 917 225 2800
                                  Email: investorrelations@bhcousa.com